Exhibit 2.4.2

2004

AMENDMENTS TO QBI AGREEMENTS

Reference is made to that certain Asset Purchase Agreement dated as of November 30, 2002, as amended on October 30, 2002, January 31, 2003 and September 1, 2003, between Quality Botanical Ingredients, Inc. a Delaware corporation therein referred to as “Purchaser,” Quality Botanical Ingredients, Inc. a New Jersey corporation therein referred to as “Seller,” Health Sciences Group, Inc. a Colorado corporation therein referred to as “HESG,” Corrola Inc., a New Jersey corporation therein referred to as “Corolla” and Joseph R. Schortz, therein referred to as “Schortz” (Corolla and Schortz collectively “Shareholders”).

Pursuant to the Asset Purchase Agreement the parties thereto also executed, inter alia, an Employment Agreement and a Non-Competition and Confidentiality Agreement with Schortz, a Lock-Up Agreement with Seller and Shareholders an Option Agreement and a Lease Amendment and Assignment Agreement with Seller and MRA Associates LLC with respect to certain real property described in Schedule 5.5 of the Asset Purchase Agreement.

NOW THEREFORE, the parties hereto wish to amend the foregoing agreements as set forth below:

I.

AMENDMENTS TO ASSET PURCHASE AGREEMENT

1.

Elimination of Adjustment Shares

Section 2.3(c)(ii), of the Asset Purchase Agreement, which provides for the issuance of “Additional Shares” as therein defined, shall be eliminated and no such Additional Shares shall be required to be issued.

2.

Elimination Of Hold Back Shares In Escrow

Notwithstanding anything to the contrary set forth in Section 2.3(d) of the Asset Purchase Agreement, the 433,333 shares deposited in escrow shall be returned to HESG for cancellation and there shall be no obligation to pay out such shares pursuant to Section 2.3(d).  Notwithstanding anything to the contrary in Section 2.3(c)(i), the Stock Purchase Component set forth therein shall be reduced by 433,333 shares.  In order to implement the cancellation of the 433,333 shares in escrow, Seller hereby irrevocably instructs the escrow holder to cancel such shares and hereby appoints HESG as the attorney-in-fact for Seller to sign any and all documents, instructions and instruments which may be necessary or required by the escrow holder to transfer such shares out of escrow to HESG and as may be necessary to cancel such shares.

3.

Elimination Of Amounts Claimed By Seller For Net Accounts Receivable Adjustment

Notwithstanding Section 2.3(d) of the Asset Purchase Agreement which provides with regard to Net Accounts Receivable, as therein defined that “Any uncollected Net Accounts Receivable set-off against the Holdback will be reassigned back to Seller and any amount subsequently collected by Purchaser on account of such Net Accounts Receivable will be promptly turned over to Seller,” it is hereby agreed that Purchaser may retain and shall not be required to remit to Seller any such amounts from Net Accounts Receivable which were offset by Purchaser against the Holdback as therein described.

4.

Holdback For Fortress Systems LLC v. AAA Health Products, Inc. dba Quality Botanical Ingredients, Inc., U.S. Bankruptcy Court For The District Of Nebraska, Case No. BK 03-81735a03-8057 (“Fortress Systems Litigation”)

Notwithstanding anything to the contrary set forth in Section 2.3(a) of the Asset Purchase Agreement, as to “Assumed Liabilities” it is agreed that any costs, expenses or liabilities including attorneys fees, settlement sums paid or incurred, or judgments that may be incurred or paid by HESG or any subsidiary or affiliate of HESG with respect to the Fortress Systems Litigation shall be off-set and charged against the Stock Purchase Component (“Fortress Systems Off-Set”) as described in Section 2.3(c)(i).  In order to implement the Fortress Systems Off-Set, it is agreed that Seller shall forthwith deposit with the same escrow holder as provided for in Section 2.3(d) of the Asset Purchase Agreement, 400,000 shares of HESG Common Stock comprising a portion of the Stock Purchase Component heretofore paid to Seller, which 400,000 shares shall be held in such escrow pending the final conclusion of the Fortress Systems Litigation.  Upon such final conclusion the 400,000 shares shall be returned to Seller, minus the amount of Fortress Systems Off-Set.  The amount or amounts of the Fortress Systems Off-sets shall be charged against the 400,000 shares in escrow from time to time based upon the 20 day average closing price of the HESG Common Stock quoted in the public market in which such stock trades for the 20 day period immediately preceding the time or times when the off-sets are made against the 400,000 shares in escrow.  Seller hereby irrevocably instructs the escrow holder to implement the Fortress Systems Off-Set and appoints HESG as the Attorney-in-fact of Seller to sign any and all documents, instructions, and instruments which may be necessary or required by the escrow holder to implement the Fortress Systems Off-Set.

II.

AMENDMENT TO EMPLOYMENT AGREEMENT

1.

Conclusion Of Term

Notwithstanding Section 1.2 of the Employment Agreement, the term of Executive’s employment shall terminate as of March 10, 2004.

2.

Compensation

Section 2.2 of the Employment Agreement entitled Incentive Compensation is hereby deleted retroactive to the inception of the Employment Agreement.

3.

Termination

There shall be added to Section 5.1 of the Employment Agreement a new subparagraph denominated subparagraph (f) which shall read as follows:

“(f) notwithstanding anything to the contrary herein, on March 10, 2004”

4.

Termination Pay

There shall be added to Section 5.5 of the Employment Agreement a new subsection denominated (e) and entitled “Other” to read as follows:

“(e) Other.  As of March 10, 2004 Executive’s employment shall be terminated under this Employment Agreement and in lieu of any other payment, Executive shall be entitled to receive his Salary through March 10, 2004 and an additional termination payment of $10.00 in lieu of any other payments or Benefits.  In consideration of such termination payment, Executive agrees to assist Employer in any transition to a new management team, to provide information and assistance as may be requested by accountants performing the audit for the Employer or the Employer’s parent corporation, provide any assistance and cooperation with respect to the LaSalle Bank refinance matter and assistance with respect to the Fortress Systems Litigation, as may be reasonably requested from time to time by Employer and to return and cancel any checking accounts, credit cards or other such matters as may be necessary to implement the termination of employment and transition.  Executive agrees not to make any disparaging statements regarding Employer or any of its affiliates or their respective management employees, products or treatment of Executive or any other party.  If Employer receives request for references regarding Executive from prospective employers, Employer will provide only dates of employment, position and rate of pay as of March 10, 2004.”

III.

AMENDMENTS TO NON-COMPETITION AND CONFIDENTIALITY

AGREEMENT

1.

Consideration.

Section 5 of the Non-Competition and Confidentiality Agreement shall be deleted and the following shall be substituted in its entirety:

“As consideration for the covenants and agreements made by Schortz herein, the Company shall pay Schortz a total of $128,796, the receipt and sufficiency of which is hereby acknowledged.”

2.

Continuation Of Covenants

Section 6 of the Non-Competition and Confidentiality Agreement shall be deleted in its entirety and the following shall be substituted in its place in stead:

“In the event of the expiration of the Employment Agreement on March 10, 2004, the covenants set forth in paragraph 2, 3, and 4 of this Agreement shall continue without the necessity of any additional Continuation Payment, for the period of time set forth in such paragraphs.  No additional payment or consideration shall be required to maintain such covenants after March 10, 2004.”

IV.

Implementation of Lock-up Agreement

In order to implement the Lock-up Agreement as amended by the QBI Amendments of September 26, 2003, at paragraph IV thereof, Shareholders agree to deliver to HESG forthwith all their certificates representing all the shares of HESG Common Stock held by them so that such certificates can be legended with the following legend:  “THESE SHARES ARE SUBJECT TO A LOCK-UP AGREEMENT WITH HEALTH SCIENCES GROUP, INC. DATED FEBRUARY 2003, AS AMENDED SEPTEMBER 26, 2003, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN COMPLIANCE WITH SUCH LOCK-UP AGREEMENT, AS AMENDED.”

V.

Belkowitz Agreement

In consideration of this Agreement, Shareholders agree to forthwith obtain from Nathan Belkowitz a signed Non-Competition and Confidentiality Agreement in the form of Exhibit “A hereto.

VI.

AMENDMENT TO AMENDMENT, ASSIGNMENT AND

ASSUMPTION OF LEASE

1.

Rent

Paragraph 4 of Amendment, Assignment and Assumption of lease shall be amended by the addition thereto two at the end thereof, the following:

“Notwithstanding the foregoing, from and after March 1, 2004 and for the balance of the lease term the rent shall be fixed at $16,350 per month.”

2.

Lease Deposit

Paragraph 5 of Amendment, Assignment and Assumption of Lease shall be amended by adding at the end of said paragraph the following provision:

“If by March 10, 2004 the aforementioned security deposit has not been made or deposited or paid by Tenant, such security deposit requirement shall be forgiven and cancelled.”

3.

Lease Term

Paragraph 2 of Amendment, Assignment and Assumption of Lease shall be amended by adding thereto at the end thereof the following provision:

“Tenant shall have the option upon 30 days written notice to cancel and terminate the lease and any and all obligations thereunder including any further rental obligations.”

4.

Waiver Of Rent Defaults

There shall be added a paragraph 18 to the Amendment, Assignment and Assumption of Lease which shall provide as follows:  “Any and all accrued rental obligations as of March 10, 2004 may be paid by Tenant within 90 days from the date hereof, i.e., by June 10, 2004,  and such accrued unpaid rent shall not be deemed in default until the expiration of such 90 day cure period and then, and only upon written notice of default by Landlord.  In the event of such notice of default, the sole remedy of Landlord shall be to seek eviction of Tenant for non-payment of rent and Landlord shall not be entitled to recover the amount of the unpaid rent.

5.

Lease Payments On Default Of Mortgage Obligations By Landlord.

There shall be added a paragraph 19 to Amendment, Assignment and Assumption of lease providing as follows.  “Landlord shall provide contemporaneous notice to Tenant immediately upon receipt of a Notice of Default by the mortgage holder and other lien holders and no rental obligations shall be due or accrue under the Lease unless and until Landlord procures an agreement from mortgage holder(s) to provide contemporaneous written notice of default(s) to Tenant.  Tenant shall have the right, among other things to off-set against the rent obligation any sums in default by Landlord to the mortgage holder(s) or other holders who have liens, mortgages, trust deeds or other security interests in the premises and shall have the right but not the obligation to cure any such defaults, or continue to make such payments to the mortgage holder(s) and other lienholders and any such payments shall upon written demand be promptly reimbursed by Landlord upon demand by Tenant together with such interest as may be allowed under the laws of the state of New Jersey.  Unless and until Landlord records the Memorandum of Option with respect to the Premises as required by paragraph 30 of the Option Agreement, no rent shall accrue or be payable.

6.

Repairs To Premises

It’s acknowledged that Landlord repaired a certain roof truss for which it has billed Tenant approximately $40,000.  It is hereby agreed that such obligation to reimburse the Landlord is hereby terminated  and cancelled and that Landlord’s sole recourse with respect to such reimbursement will be limited to taking payment from the Landlord’s property insurance carrier.

VII.

AMENDMENT TO OPTION AGREEMENT

1.

Consideration

Paragraph 3(a) of the Option Agreement shall be amended by deleting such paragraph in its entirety substituting the following in its place:

“The consideration for the Option shall be the Asset Purchase Agreement, dated as of November 30, 2002 entered into by Corolla, Inc., Quality Botanical Ingredients, Inc. a New Jersey corporation, Joseph R. Schortz, Health Sciences Group, Inc. , a Colorado corporation and Quality Botanical Ingredients, Inc. a Delaware corporation, as amended, and no separate consideration shall be required for the grant of the Option.”

IN WITNESS WHEREOF the parties have executed this Agreement as of the 10th day of March 2004.

Quality Botanical Ingredients, Inc. a Delaware Corporation By: ____________________________

Health Sciences Group, Inc. By: ____________________________

Quality Botanical Ingredients, Inc., a New Jersey Corporation, currently renamed AAA Health Products, Inc. By: ____________________________

________________________________ Joseph R. Schortz

Corolla, Inc. By: ____________________________

MRA Associates, LLC By: ____________________________

EXHIBIT A

NON-COMPETITION AND CONFIDENTIALITY AGREEMENT

THIS AGREEMENT is made as of March __, 2004 between Nathan Belkowitz (“Belkowitz”), and Quality Botanical Ingredients, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Belkowitz was employed by the Company in a position of trust and confidence which provided him with access to Company confidential and proprietary information;

WHEREAS, competition by Belkowitz with the Company or use or disclosure by Belkowitz of confidential and proprietary information of Company will result directly in damage to the Company and its business, properties, assets, and goodwill;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

The following terms shall have the definitions set forth below:

“Area” shall mean anywhere in the United States.

“Business” shall mean and include the business of selling or otherwise providing the same or similar goods and/or services sold or provided by Company.

“Competing Business” shall mean any business, person or entity which is engaged in a business substantially the same as the Business as presently conducted and as contemplated to be conducted and any material extensions thereof.

“Confidential Information” shall mean and include, but shall not be limited to, all of the following materials and information (whether or not reduced to writing and whether or not patentable or otherwise protectible) pertaining to Company, to which Belkowitz has received access or develops or has developed in whole or in part as (i) a direct or indirect result of his performance of services for Company or through the use of any of Company’s facilities or resources, or (ii) as a direct or indirect result of having been an employee of Company:

•

All items of information that could be classified as a trade secret pursuant to law;

•

The names and addresses of the customers of Company and the nature and amount of business done with such customers;

•

The names and addresses of employees, suppliers and other business contacts of Company;

•

The particular names, methods and procedures utilized by Company in the conduct and advertising of its Business;

•

The discoveries, concepts and ideas, whether patentable or not, including without limitation, the nature and results of research and development activities, processes, techniques, “know-how”, designs, drawings and specifications of Company;

•

Application, operating system, communication and other computer software and derivatives thereof, including without limitation, source and object codes, flowcharts, algorithms, coding sheets, routines, subroutines, compilers, assemblers, design concept and related documentation and manuals of Company;

•

Production processes, marketing techniques, purchasing information, price lists, pricing policies, quoting procedures, financial information, customer names and requirements, customer data, business plans and other materials or information relating to Company’s manner of doing business;

•

Any other materials or information related to the Business or activities of Company which are not generally known to others engaged in similar business activities, including, without limitation, information about acquisitions and acquisition strategies of the Company and/or the Company’s parent companies; and

•

All inventions and ideas which are derived from or relative to Belkowitz’s access to or knowledge of any of the above enumerated materials and information.

Company’s or Company’s failure to make and keep any of the foregoing confidential shall not affect its status as part of the Confidential Information under the terms of this Agreement.

Belkowitz covenants that he shall observe the following separate and independent covenants:

Agreement Not to Compete.  For a period of three (3) years from and after the date hereof, Belkowitz shall not within the Area, directly or indirectly, on his own behalf or in the service or on behalf of others, become financially interested in a Competing Business (other than as a holder of less than five percent of the outstanding voting securities of any entity whose voting securities are listed on a national securities exchange or quoted by the National Association of Securities Dealers, Inc. Automated Quotation System), or render any services to any Competing Business as an employee, consultant, partner, officer, director or in any other relationship whatsoever.

Agreement Not to Solicit Customers.  For a period of three (3) years from and after the date hereof, Belkowitz shall not, either directly or indirectly, on his own behalf or in the service or on behalf of others, solicit, divert, or appropriate, or attempt to solicit, divert, or appropriate, to any Competing Business, any person or entity whose account with Company was sold or serviced by or under his direction or supervision while he was associated with the Company at any time prior to the date hereof.

Agreement Not to Solicit Employees.  For a period of three (3) years from and after the date hereof, Belkowitz shall not, either directly or indirectly, on his own behalf or in the service or on behalf of others, solicit, divert or hire away, or attempt to solicit, divert, or hire away, to any Competing Business, any person employed by the Company, whether or not such employee is a full-time employee or a temporary employee of the Company and whether or not such employment is pursuant to written agreement and whether or not such employment is for a determined period or is at will.Ownership and Non-Disclosure and Non-Use of Confidential Information.  Belkowitz acknowledges and agrees that all Confidential Information, and all physical embodiments thereof, are confidential to and shall be and remain the sole and exclusive property of the Company.  Belkowitz agrees that he will not:  (i) disclose or make available any Confidential Information to any person or entity, unless required to do so by any legal requirements; (ii) make or cause to be made, or permit, either on his own behalf or in the service or on behalf of others, any use of such Confidential Information.  If Belkowitz is required to disclose any Confidential Information pursuant to any legal requirements, he shall use his best efforts to provide prior notice and an opportunity to object to such disclosure to the Company.

Belkowitz acknowledges that the Company has been for many years, and that the Company is now, engaged in the Business throughout the Area; that as an employee of Company, he acquired unique knowledge of the customers, Business, and operations of the Company; and that irreparable loss and injury would result should Belkowitz breach any of the foregoing covenants.

Each of the covenants hereinabove contained shall be deemed separate, severable, and independent covenants, and in the event any covenant shall be declared invalid by any court of competent jurisdiction, such invalidity shall not in any manner affect or impair the validity or enforceability of any other part or provision of such covenant or of any other covenant contained herein.

If any of the covenants contained in Section 2, or any part thereof, is held to be unenforceable because of the duration of such provision or the scope of the subject matter thereof or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration, scope and/or area of such provision and, in its reduced form, said provision shall then be enforceable.

In addition to all other remedies provided at law or in equity, the Company shall be entitled to both preliminary and permanent injunctions against Belkowitz to prevent a breach by Belkowitz of any of the foregoing covenants; and the existence of any claim, demand, cause of action, or action of Belkowitz against the Company, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any such covenants.  Upon determination by a court of competent jurisdiction of the event of an actual breach of any of the foregoing covenants, the Company shall have the right to recover damages for all losses (including attorneys' fees and expenses), and the right to require Belkowitz to account for and pay over to the Company all profits or other benefits (collectively “Benefits”) derived or received by Belkowitz as a result of any transactions constituting such breach, and Belkowitz hereby agrees to account for and pay over such Benefits to the Company.  Each of the rights and remedies enumerated above shall be independent of the other, and shall be severally enforceable, and all of such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Company at law or equity.

This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to conflicts of law principles or principles that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction.

This Agreement may be executed and delivered in any number of counterparts, each of which, when executed and delivered, shall be an original, but all of which shall together constitute one and the same agreement.

In the event the Company brings suit to enforce this Agreement it shall be entitled to its reasonable attorneys fees and costs.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

______________________________

Nathan Belkowitz

QUALITY BOTANICAL INGREDIENTS, INC.

a Delaware corporation

______________________________________

By:  Fred E. Tannous, Assistant Treasurer